Exhibit 99.2

Fourth Quarter and Full Year 2011 Earnings Conference Call Speakers: Tiak Koon Loh, CEO Christine Lu-Wong, CFO February 29, 2012 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Disclaimer 2 The information in this presentation has been prepared by HiSoft Technology International Limited (“HiSoft ” or the “Company”) solely for information purposes in connection with the Company’s earnings release for the fourth quarter and full year ended December 31, 2011. The information presented or contained in this presentation may be subject to change without notice. This presentation contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

HIGHLIGHTS 3 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

4Q : Delivered and Exceeded Top and Bottom-line Guidance 4 4Q Net Revenues + 52.8% Y-Y US$64.9 million, exceeded guidance of 61-62 million by 4.7% - 6.4% Non-GAAP(1) gross margin was 36.2% Non-GAAP operating margin was 14.9% China-headquartered companies accounted for 20.3% of total net revenues Note: (1) Non-GAAP measures in this presentation exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, and success fee related to business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” in the Company’s earnings release to which this presentation accompanies and in “Non-GAAP Reconciliation” located at the end of this presentation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Full Year 2011: An Industry Leading Growth Performance 5 Net Revenue from Higher Value-Added CPS Tripled Net Revenues Breakdown by Geography of Client HQ China: +211.2% Y-Y US: +36.0% Y-Y Japan: + 20.6% Y-Y Europe: + 38.8% Y-Y Asia South: + 66.9% Y-Y BFSI was Star Vertical +72.1% Y-Y Revenue Growth Nearly 30% of revenues Underpenetrated segments: Chinese small & medium-sized banks Highly repeatable service solutions Accelerated expansion and strong pipelines in domestic business ITS: + 64.1% Y-Y CPS: + 303.5% Y-Y (accounted over 17% of revenues) ADM: + 31.1% Y-Y RDS: + 33.2% Y-Y Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Fast Growing Significant Client Base & Wallet Share 2009 2010 $1mn+ clients: 21 $10mn+ $5 – 10mn 16 clients 1 client 4 clients $1mn+ clients: 27 19 clients 3 clients 5 clients $1 – 5mn $1mn+ clients: 36 26 clients 3 clients 7 clients 2011 31.8% 28.4% 28.7% 26.0% 27.0% 28.0% 29.0% 30.0% 31.0% 32.0% 33.0% FY 11 Top 3 Top 5 Top 10 Y-Y Growth of Revenue by Top Clients 6 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Best Among China-based Peers in Top Client Concentration 1Q11 2Q11 3Q11 4Q11 FY10 FY11 Top 10 55.3% 54.4% 49.5% 45.2% 56.8% 50.1% Top 5 38.1% 39.5% 34.5% 31.6% 40.4% 34.8% Top 3 27.2% 30.7% 26.0% 21.8% 30.3% 26.1% Breakdown of Net Revenues by Top Clients 7 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Growth in Talent Supports Best-in-class Service & Efficiency Director level or above + 50% for the last 18 months to determine the ability to sustain growth year on year Awarded “2011 China Best Human Resource Management Companies” by 51job Revenue realization per head: US$34,105, + 9% Y-Y 8 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

FINANCIALS 9 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Performance -- Driven by Growth across All Service Lines 10 44.3 50.9 58.9 64.9 42.5 64.9 146.6 219.0 0.0 50.0 100.0 150.0 200.0 250.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY 10 FY 11 Net Revenues US$(mn) Y-Y growth: 52.8% Y-Y growth: 49.4% US$(mn) 19.0 23.9 24.8 25.2 19.0 25.2 69.8 92.9 25.3 27.0 34.1 39.7 23.5 39.7 76.8 126.1 - 20 40 60 80 100 120 140 1Q 11 2Q 11 3Q 11 4Q11 4Q10 4Q11 FY10 FY11 RDS ITS Revenue Breakdown of Service Lines RDS y-y growth: 32.8% RDS y-y growth: 33.2% ITS y-y growth: 69.0% ITS y-y growth: 64.1% Q-Q growth: 10.3% ITS: 57.6% RDS: 42.4% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Performance -- Driven by MNC’s Rapid Expansion 11 4Q 10 4Q 11 FY 10 FY 11 Asia South 12.3% 11.9% 14.3% 13.6% Europe 3.0% 2.0% 2.6% 2.3% Japan 26.6% 21.9% 26.6% 21.8% US 23.0% 22.8% 23.2% 22.5% Greater China 35.1% 41.4% 33.3% 39.8% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client contract signing entity Greater China US Japan Europe Asia South Net Revenues Growth Based on the location of contract signing entity Location of Contract Signing Entities 4Q11 vs. 4Q10 Y-o-Y Growth FY 11 vs. FY 10 Y-o-Y Growth Greater China 80.3% 78.8% United States 51.5% 45.0% Japan 25.7% 22.1% Asia South 48.1% 41.4% Europe 0.5% 35.5% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Continued GAAP Gross Profit Improvement 12 GAAP Gross Margin 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 31.8% 35.3% 35.6% 36.2% 36.1% 36.2% 36.7% 35.0% $14.1 $18.0 $20.9 $23.5 $15.4 $23.5 $53.9 $76.6 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $90.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 GAAP Gross Profit and GAAP Gross Margin US$(mn) Y-Y growth: 53.3% Q-Q growth: 12.3% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Continued Non-GAAP Gross Profit Improvement 13 Non-GAAP Gross Margin 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 32.3% 35.6% 35.9% 36.9% 36.6% 36.9% 37.3% 35.4% $14.3 $18.1 $21.1 $23.9 $15.5 $23.9 $54.7 $77.5 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 $90.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 Non-GAAP Gross Profit and Non-GAAP Gross Margin Q-Q growth: 13.3% Y-Y growth: 54.0% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. US$(mn)

Quarterly Improvement on GAAP Operating Margin 14 GAAP Operating Margin 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY 10 FY 11 5.9% 7.5% 6.9% 10.3% 0.8% 10.3% 8.8% 7.9% $2.6 $3.8 $4.1 $6.7 $0.4 $6.7 $12.8 $17.2 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 GAAP Operating Income and Margin Q-Q growth: 64.8% Y-Y growth: 1,793.2% US$(mn) Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Exited 4Q11 with Non-GAAP Operating Margin at 14.9% 15 US$(mn) $4.5 $5.7 $7.9 $9.7 $2.9 $9.7 $19.4 $27.8 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 Non-GAAP Operating Income and Margin Q-Q growth: 22.7% Y-Y growth: 239.1% Non-GAAP Operating Margin 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY 10 FY 11 10.3% 11.2% 13.4% 14.9% 6.7% 14.9% 13.2% 12.7% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Full Year Tax Rate 8.5% Overall tax rate for FY 2011 was 8.5% Anticipate estimated effective tax rate for FY 2012 in the range of 13% - 15% 16 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong GAAP Net Income & Earnings Per ADS 17 GAAP Diluted Earnings Per ADS 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY 10 FY 11 $0.09 $0.12 $0.14 $0.22 $0.02 $0.22 $0.45 $0.57 $2.8 $3.9 $4.4 $6.8 $0.5 $6.8 $12.1 $17.9 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 GAAP Net Income Q-Q growth: 54.0% Y-Y growth: 1192.2% US$(mn) Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Non-GAAP Net Income & Earnings Per ADS 18 $4.7 $5.8 $8.2 $9.8 $3.0 $9.8 $18.6 $28.5 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY10 FY11 Non-GAAP Net Income Excluding foreign currency loss(1) of $0.01 per ADS, 4Q11 non-GAAP diluted earnings per ADS would have been $0.32, compared to $0.10 in the same period last year. Excluding the impact of $0.04 per ADS from foreign currency loss, non-GAAP diluted earnings per ADS would have been $0.94 for the full year 2011 compared to $0.70 for the full year 2010. US$(mn) Y-Y growth: 223.0% Q-Q growth: 18.7% Non-GAAP Diluted Earnings Per ADS 1Q11 2Q11 3Q11 4Q11 4Q10 4Q11 FY 10 FY 11 $0.15 $0.18 $0.26 $0.31 $0.10 $0.31 $0.70 $0.90 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved. Note: (1) Foreign currency gains or losses related to the USD capital injection in China which has not been converted to RMB yet. These gains or losses are not generated by daily operating transactions.

Note: (1) US$40.0 million short term bank loan as of 12/31/2010 was fully repaid in January 2011. DSOs of 92 days for the full year ending December 31, 2011 highlight diligent cash management DSOs are well below industry average for China-based peers Robust Balance Sheet (US$ million) 1Q 2011 2Q 2011 3Q 2011 4Q 2011 FY 2010 FY 2011 Cash & cash equivalents, Restricted cash and Term deposits 128.6 133.9 125.2 136.8 170.3(1) 136.8 Short & long term debt - - - - 40(1) - Operating Cash flow 0.2 6.6 1.5 15.9 11.5 24.3 Days sales outstanding 91 88 88 86 85 92 19 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

GUIDANCE FOR Q1’12 & FY2012 20 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Strong Momentum Guiding 46.7% & 30.1% Y-Y Revenue Growth in 1Q & FY12 21 1Q 2012 Y-Y Growth FY 2012 Y-Y Growth Net Revenues Guidance US$65 million 46.7% At least US$285 million At least 30.1% Non- GAAP diluted earnings per ADS Guidance US$0.24 - US$0.25(1) 60.0%-66.7% US$1.14-US$1.18(2) 26.7%-31.1% Effective income tax rate in the range of 13% - 15% for 2012 Notes: 1) Based on 31.7 million weighted average ADSs 2) Based on 32.0 million weighted average ADSs Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

STRATEGY FOR GROWTH 22 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Well Positioned to Capitalize on Emerging Opportunities MNC’s expansion in Asia, especially Greater China Technology upgrades to optimize costs and efficiency, especially in BFSI sector Online commerce in China Profitable operation and reinvestment for future Strong balance sheet to support organic and acquisitive growth 23 Opportunities Strategic Priorities Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

APPENDIX 24 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Appendix 25 Net Revenues Analysis by Client Headquarters Net Revenues Analysis by Service Lines Shares for Earnings per ADS Calculation Share Count Information Non-GAAP Reconciliation Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Net Revenues Analysis by Client Headquarters 26 Location of Client Headquarters 4Q11 vs. 4Q10 Y-o-Y Growth FY 11 vs. FY 10 Y-o-Y Growth Greater China 142.0% 211.2% United States 42.6% 36.0% Japan 37.5% 20.6% Asia South 51.5% 66.9% Europe 23.1% 38.8% Net Revenues Growth Based on the location of client headquarters 4Q 10 4Q 11 FY 10 FY 11 Asia South 5.1% 5.0% 5.0% 5.5% Europe 9.3% 7.5% 9.3% 8.6% Greater China 12.8% 20.3% 8.6% 18.0% Japan 22.8% 20.5% 23.0% 18.6% US 50.0% 46.7% 54.1% 49.3% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% Breakdown : % of Net Revenues Based on the location of client headquarters Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

27 Net Revenues Analysis by Service Lines 5.6 6.5 11.8 13.6 3.7 37.6 9.3 19.7 20.5 22.3 26.1 19.8 88.5 67.5 1Q11 2Q11 3Q11 4Q11 4Q10 FY11 FY10 CPS ADM CPS y-y growth: 303.5% ADM y-y growth: 31.1% ADM y-y growth: 31.7% CPS y-y growth: 268.0% Revenue Breakdown of ITS Service Lines US$(mn) 19.0 23.9 24.8 25.2 19.0 92.9 69.8 25.3 27.0 34.1 39.7 23.5 126.1 76.8 1Q 11 2Q 11 3Q 11 4Q11 4Q10 FY11 FY10 RDS ITS Revenue Breakdown of Service Lines US$(mn) RDS y-y growth: 32.8% RDS y-y growth: 33.2% ITS y-y growth: 69.0% ITS y-y growth: 64.1% Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Shares for Earnings per ADS Calculation 28 Date Activities Weighted Average ADS Equivalent Dec 31, 2011 Shares outstanding - basic 30.1 million Share options and equivalents 1.4 million Dec 31, 2011 Shares outstanding - diluted 31.5 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Share Count Information 29 (As of December 31, 2011) ADS Equivalent Shares issued and outstanding 31.4 million Share options and equivalents granted and outstanding 3.6 million Shares available for future grants under employee incentive plan 0.3 million Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation 30 (US$ in millions) Q1’11 Q2’11 Q3’11 Q4’11 FY 11 GAAP Operating Income 2.6 3.8 4.1 6.7 17.2 Share-based compensation 1.2 1.1 1.8 1.6 5.7 Amortization of acquired intangible assets 0.4 0.4 0.8 1.0 2.7 Change in fair value of contingent consideration payable for M&A 0.4 0.3 0.8 0.4 1.8 Success fee related to business acquisition - - 0.5 - 0.5 Non-GAAP Operating Income 4.5 5.7 7.9 9.7 27.8 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

Non-GAAP Reconciliation (Continued) 31 (US$ in millions) Q1’11 Q2’11 Q3’11 Q4’11 FY 11 GAAP Net Income 2.8 3.9 4.4 6.8 17.9 Share-based compensation 1.2 1.1 1.8 1.6 5.7 Amortization of acquired intangible assets 0.4 0.4 0.8 1.0 2.7 Change in fair value of contingent consideration payable for M&A 0.4 0.3 0.8 0.4 1.8 Success fee related to business acquisition - - 0.5 - 0.5 Non-GAAP Net Income 4.7 5.8 8.2 9.8 28.5 Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.

THANK YOU 32 Ross Warner HiSoft Technology International Limited Tel: +86-10-5987-5865 Email: investor_relations@hisoft.com Copyright 2012 HiSoft Technology International Limited. All Rights Reserved.